Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

Overview 2010 Mariner Energy, Inc.

Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of Mariner that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713^296^6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner^energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713^954^5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache's directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner's directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 2

Forward-Looking Statements Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward- looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent Forms 10-K as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. 3

Drive to succeed with a sense of urgency Foster a contrarian spirit Invest in our greatest asset: our people Expect top performance and innovation Treat our stakeholders with respect and dignity Safety is a given and will not be compromised We derive benefit from the Earth and take our environmental responsibility seriously Conduct our business with honesty and integrity Core principles 4

Humble beginnings From initial seed capital of $250,000 in 1954, Apache has grown to be one of the largest U.S. independent producers. Founder Raymond Plank instilled a culture that enabled Apache to forge a unique path. 5

Apache leadership Steve Farris Chairman of the Board and Chief Executive Officer Rod Eichler Co-Chief Operating Officer and President - International Roger Plank President John Crum Co-Chief Operating Officer and President - North America 6

Apache today Canada Central Gulf Coast Argentina Egypt North Sea Australia Permian 583,000 Boe/d 2.4 B Boe proved reserves 3,400 employees 7

Building to last 8

Apache strategy Maintain geologic, geographic and commodity balance Foster decentralized decision making Preserve management incentive systems Selectively expand core areas Expand exploration focus Apply technology to unlock opportunities Pursue acquisitions 9

Deepwater: the right time Exploit technological advances Plays and development models de-risked Project lead times reduced Exploitation opportunities for maturing assets Evolution of Apache's experience and resources 10

GOM deepwater track record 11

APA/ME: The right fit Deepwater: new growth platform Permian oil and GOM shelf: excellent fit with Apache's core operating areas Balance: more North America growth, more U.S. oil New ventures: unlocking new onshore plays Deep resource potential Cultural fit 12

Communication to expect: Overview Presentations Site Meetings Subject specific presentations One-One meetings Transition team updates Website Investor Presentation Schedule of major events Q & As Benefit comparisons Equity 13

Human Resources No change to employment relationship before 12/1/2010 Position Pay Benefits Vacation Payroll 14

Compensation Philosophy Apache provides market competitive rewards to its global workforce for advancement and personal growth. Promote employee commitment to Apache goals by investing in employees Award long-term incentives to ALL Apache employees Market price all jobs annually based on survey data 15

Market Competitiveness Surveys are an important resource in determining competitiveness of compensation Energy 27 - Primary driver for technical jobs Over 20 supplemental surveys analyzed for the US Technical Administrative Clerical Field 16

Components of Pay Base Salary Market based, with regional focus Annual Cash Bonus Administered through numerous plans (IMS, PMS, EMS, and Corporate) Long-term compensation Performance shares, options, and RSUs 17

Equity Components Support Staff & First Level Professional Annual Grants Technical Professional Annual Grants 100 RSU's @ $100 = $10,000 RSUs 100% (January) 18

Performance Awards (TSR) APA Rank Within Peer Group Multiplier Percentile 1 2.50 Top Performance 2 2.50 3 2.50 75th 4 2.50 5 2.30 6 2.00 7 1.60 8 1.00 60th 9 0.90 10 0.80 11 0.70 12 0.60 13 0.50 33rd 14 0.00 15 0.00 16 0.00 17 0.00 18 0.00 19 0.00 Multiplier applied to TSR target based on ranking 2.5 x target for ranking of 4 and above Ranking must be at least 13 for minimum payout at ..50 19

Compensation Cycle January: Performance-grants (TSR) and RSUs February: Bonus awards for previous year March: Performance Appraisals May: RSU and stock option grants July: Common date merit 20

Benefits overview Top-tier programs Medical, Rx, dental, vision, life comparable to Mariner plans PPO medical options administered by BCBS TX with comparable employee cost Wellness focus Strong support from CEO Identifies health risks (confidential) Individualized programs 21

Benefits overview Financial security Disability plans to protect your earning power comparable to Mariner's Basic and supplemental life insurance plans (2X earnings company paid + supplemental) 401(k) Plan with 100% company match up to 6% of your contributions Money Purchase Retirement Plan that provides a 6% annual contribution 22

APACHE AND MARINER THE RIGHT FIT 23